RAD POWER BIKES™

Offering Statement for Rad Life Mobility, Inc.

Rad Life Mobility, Inc. ("Rad Life," the "Company," "we," or "us"), a Nevada corporation, is conducting the following offering:

Up to 5,000,000 shares of Common Stock at $1.00 per share with a minimum target amount of $10,000

Offering Minimum: $10,000 | 10,000 shares of Common Stock
Offering Maximum: $5,000,000 | 5,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00 per Share
Minimum Investment Amount (per investor): $250.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by November 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. On September 28, 2026, the Company reached the Target Offering Amount in connection with an initial closing in which it sold 48,000 shares of Common Stock for gross proceeds of $48,000, plus the issuance of 24,000 bonus shares, for an aggregate issuance of 72,000 shares.

This Offering is being conducted through PicMii Crowdfunding LLC's ("PicMii") FINRA/SEC registered funding portal, however, PicMii is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis, or recommendations with respect to any securities. All securities listed herein are being offered by, and all information included in this document are the responsibility of the Company. PicMii has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither PicMii nor any of its officers, directors, agents, or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments are speculative and involve a high degree of risk and those investors who cannot afford

to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or assessed in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Voting Proxy. Each Subscriber in this Offering shall appoint the Executive Chairman of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT

SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:

www.radlife.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than three hundred holders of record.
4. the Company or another party repurchases all the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Rad Life Mobility, Inc.

Eligibility

2. The following are true for Rad Life Mobility, Inc.:

1. **Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.**
2. **Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.**
3. **Not an investment company registered or required to be registered under the Investment Company Act of 1940.**
4. **Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act because of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer Format).**
5. **Having filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).**
6. **Not a development stage company that; (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title:

James Brown: President, Chief Executive Officer and Director

Employee Background:

Jim Brown is a highly accomplished executive with more than three decades of leadership experience operating and scaling large, multi-location retail and distribution businesses. As President and Chief Executive Officer of Rad Life Mobility, Inc., Jim leads all day-to-day operations, revenue generation, and the execution of a nationwide retail, dealer, and direct-to-consumer platform.

At Rad Life Mobility, Jim is responsible for scaling the business following the acquisition of the core assets of Rad Power Bikes. His leadership focuses on building a high-performance operating model that integrates company-owned retail stores, a national dealer network, and direct-to-consumer channels into a unified, scalable growth engine.

Jim's career is distinguished by his leadership within Larry H. Miller Group of Companies, where he spent more than 35 years and ultimately served as President of Larry H. Miller Dealerships. In this role, he oversaw operations across more than sixty dealership locations spanning seven states, managing large-scale teams, significant revenue operations, and complex inventory and distribution systems.

He was also instrumental in the successful sale of the Larry H. Miller dealership group for approximately $3.2 billion, one of the largest automotive retail transactions in the United States, providing him with direct experience in large-scale strategic transactions, institutional buyers, and enterprise-level value realization.

Jim previously served as President and Chief Executive Officer of Serial 1 Cycle Company, where he led operations, brand positioning, and commercial execution for a premium electric bicycle platform originally developed by Harley-Davidson. His leadership at Serial 1 further deepened his experience within the electric mobility sector and provides direct continuity into Rad Life Mobility's multi-brand platform strategy.

Earlier in his career, Jim served more than two decades as General Manager of Lexus and Chevrolet franchises, where he consistently delivered operational excellence, strong financial performance, and high customer satisfaction. He also served on the Lexus Dealer Advisory Board, working closely with the manufacturer to align strategy and strengthen dealer network performance.

Jim's leadership at Rad Life Mobility is defined by his ability to scale complex retail and distribution platforms, optimize dealer performance, and execute at an enterprise level. His experience overseeing one of the largest dealership groups in the United States, leading a premium electric mobility brand, and participating in a multi-billion-dollar transaction provides a proven foundation for building a national electric mobility platform.

3-Year Work History

Rad Life Mobility, Inc. | President, CEO and Director | Feb 2026 – present

Serial 1 Cycle Company, LLC | President | June 2025 – Feb 2026
Lane VC | Investor – Freelance | May 2024 – present
Larry H. Miller Dealerships | President | Aug 2022 – May 2024

Employee Name and Title:

Daniel Del Aguila: Chief Operating Officer, Secretary and Director

Employee Background:

Daniel Del Aguila is an experienced operator and company builder with more than 25 years of leadership across technology, manufacturing, and mobility platforms, including over a decade dedicated to the light electric vehicle (LEV) and e-bike sectors. As Chief Operating Officer of Rad Life Mobility, Inc., Daniel serves as a central execution leader across the organization, driving operational performance, financial coordination, and large-scale integration initiatives.

At Rad Life Mobility, Daniel works in close partnership with the executive leadership team to ensure seamless alignment between strategy, operations, and financial performance. He plays a critical role alongside the CEO in executing day-to-day operations and scaling the company's national platform, while also working closely with the CFO to align operational decisions with financial discipline, cost optimization, and capital efficiency.

Daniel is instrumental in the integration and operational transformation following the acquisition of the core assets of Rad Power Bikes. He oversees supply chain management, global sourcing, logistics, inventory planning, and multi-channel fulfillment, ensuring continuity of operations while implementing scalable systems designed to support rapid growth.

His leadership spans the full operational stack—from supplier negotiations and inbound freight optimization to warehouse execution, distribution strategy, and retail/dealer fulfillment. Daniel is also deeply involved in financial and systems integration, working alongside finance leadership to implement ERP platforms, strengthen internal processes, and improve visibility across inventory, margins, and working capital.

In addition, Daniel plays a key strategic role working directly with executive leadership on corporate initiatives, operational scaling strategies, and cross-company integration efforts. His ability to bridge high-level strategy with hands-on execution makes him a critical driver of the company's growth and performance.

Daniel also serves as Chief Operating Officer of LEV Manufacturing, Inc., where he leads U.S. production readiness, supplier management, and logistics infrastructure supporting domestic assembly initiatives. He also holds corporate officer roles within Life Electric Vehicles Holdings, Inc. (OTC: LFEV), contributing to governance, compliance, and operational execution across the broader platform.

Earlier in his career, Daniel co-founded and served in senior leadership of one of the first U.S.-based electric bicycle assembly and distribution companies operating within a Foreign Trade Zone. There, he was instrumental in building domestic production capabilities, establishing a national dealer network, and scaling operations through to acquisition—demonstrating deep expertise in both manufacturing execution and commercial growth.

Daniel's expertise in logistics, systems implementation, and operational scalability positions him as a key architect of Rad Life Mobility's ability to deliver efficiently, reliably and at scale.

3-Year Work History

Rad Life Mobility, Inc. | COO, Secretary and Director | Feb 2026 – present
Life Electric Vehicles Holdings, Inc. | COO | Oct 2021 – present
Serial 1 Cycle Company, LLC | Controller | Aug 2023 – present
LEV Manufacturing, Inc. | COO | May 2018 – present

Employee Name and Title:

Ivan Drusc, Chief Financial Officer and Treasurer

Employee Background:

Ivan Drusc is a senior finance executive with extensive experience across startups, mid-sized enterprises, and global publicly traded companies. As Chief Financial Officer of Rad Life Mobility, Inc., Ivan is responsible for all financial operations and is instrumental in building the financial infrastructure that supports the Company.

At Rad Life Mobility, Ivan leads the implementation of financial systems, internal controls, and reporting structures across a complex, multi-entity operating platform. He oversees accounting, treasury, cash flow management, financial planning and analysis, and risk management, ensuring the company maintains financial discipline while scaling rapidly following the acquisition of the core assets of Rad Power Bikes. His leadership is central to integrating financial operations, optimizing cost structures, and establishing scalable processes that support growth across retail, direct-to-consumer, and distribution channels.

Ivan plays a critical role in aligning financial strategy with operational execution, enabling Rad Life Mobility to efficiently manage working capital, inventory investments, and expansion initiatives. His focus on systems-driven finance and disciplined capital allocation provides a solid foundation for the company's ongoing growth and capital markets activities.

In addition to his role at Rad Life Mobility, Ivan serves as Chief Financial Officer of LEV Manufacturing, Inc., where he oversees financial strategy related to U.S.-based manufacturing, supply chain investments, and production scaling. He is also the Chief Financial Officer of Life Electric Vehicles Holdings, Inc. (OTC: LFEV), supporting public-company reporting readiness, internal controls, and capital markets initiatives.

Since joining LEV Manufacturing, Inc. and Life Electric Vehicles Holdings, Inc. in 2022, Ivan has led critical financial initiatives, including ERP system enhancements, cost optimization programs, and the strengthening of internal control frameworks. He has also played a key role in acquisition-related financial integration, including the incorporation of Serial 1 Cycle Company into the broader platform.

Ivan holds a Bachelor of Science in Accounting from University of Akron and has held senior finance leadership roles across multiple industries, including insurance, information technology, and property management. Ivan brings a disciplined, systems-oriented approach to finance, ensuring that the company's financial platform serves as a strategic enabler of operational scale, profitability, and long-term value creation.

3-Year Work History

Rad Life Mobility, Inc. | CFO | Feb 2026 – present
Life Electric Vehicles Holdings, Inc. | CFO | May 2022 – present
Serial 1 Cycle Company, LLC | CFO | Aug 2023 – present
LEV Manufacturing, Inc. | CFO | May 2022 – present

Employee Name and Title:

Scott Adams, Chief Investment Officer and Senior Vice President

Scott Adams brings executive leadership, investment strategy, business development, and strategic relationship management to the Company. He previously served as Chief Operating Officer of BlackHill, a securities law firm, where he oversaw operations, organizational strategy, and commercial growth, and worked with private equity firms, venture capital, and family offices on business and capital initiatives. He also worked at One Planet Group, a private equity firm, supporting commercial growth across PE-backed automotive operations.

At Rad Life, Mr. Adams works closely with executive leadership on capital formation, investor and financial relationships, strategic investments, and growth opportunities across the Company and its portfolio of electric mobility brands. His experience developing commercial partnerships and reseller relationships, combined with his operating and investment background, is how he evaluates opportunities and connects capital strategy to the Company's long-term objectives.

3-Year Work History

Rad Life Mobility, Inc. | CIO September 2026 – present and Senior Vice President, Global Reseller Channels | May 2026 – present

BlackHill Law| Chief Operating Officer | June 2025 – May 2026

AutoWeb, Inc. | Senior Director, Sales and Marketing | Mar 2024 – Jan 2025

Ken Garff Automotive Group | Sales Director | Nov 2018 – Feb 2024

Employee Name and Title:

Robert Provost, Executive Chairman and Director

Employee Background:

Robert Provost is a veteran entrepreneur and industry leader with more than 25 years of experience building, scaling, and operating advanced technology and mobility companies, including over 18 years at the forefront of the light electric vehicle (LEV) and e-bike sectors. He has consistently demonstrated the ability to transform emerging technologies into scaled commercial platforms, with a particular focus on U.S.-based manufacturing, supply chain optimization, and global distribution.

As Executive Chairman of Rad Life Mobility, Inc., Robert leads the strategic direction, capital markets execution, and operational integration of what the Company believes to be one of the most significant consolidations in the North American e-bike industry. Under his leadership, Rad Life Mobility was established as the operating platform following the Chapter 11 Section 363 acquisition of the core assets of Rad Power Bikes—one of the most recognized and historically dominant electric bike brands in North America. This transaction secured a highly valuable portfolio of assets, including extensive customer data, digital infrastructure, intellectual property, inventory, and retail operations, positioning Rad Life Mobility as a next-generation market leader.

Robert's leadership is centered on unlocking operational efficiencies and margin expansion through domestic assembly, Foreign Trade Zone optimization, and vertically integrated distribution. His strategy leverages Rad Life Mobility's scale, brand equity, and digital ecosystem to drive accelerated revenue growth, improved unit economics, and expanded retail and direct-to-consumer channels across the United States.

In parallel, Robert serves as Chief Executive Officer and Chairman of Life Electric Vehicles Holdings, Inc. (OTC: LFEV), the public parent company supporting Rad Life Mobility's growth and capital strategy. He is also Chief Executive Officer of LEV Manufacturing, Inc., where he oversees U.S.-based manufacturing, product development, and supply chain operations aligned with Rad Life's expansion.

In 2023, Robert led the acquisition of Serial 1 Cycle Company from Harley-Davidson, further strengthening the platform with a premium brand positioned for U.S. assembly and innovation. Serial 1 products are now being integrated into the broader Rad Life Mobility ecosystem, enhancing product depth and market reach.

Earlier in his career, Robert co-founded and served as Chief Executive Officer of Prodeco Technologies, Inc., one of the first and only U.S.-based electric bicycle manufacturing platforms operating within a Foreign Trade Zone, pioneering domestic production strategies that are now becoming industry standard. His work in this area has positioned him as a recognized leader in reshoring advanced mobility manufacturing to the United States.

An entrepreneur at his core, Robert, has founded and led four successful companies, combining a global supplier network with disciplined operational execution. He is widely recognized for his ability to align strategic vision with hands-on leadership, execute complex transactions, and build scalable platforms that drive long-term enterprise value.

Robert studied at Florida Atlantic University and is based in Deerfield Beach, Florida, where he continues to lead the advancement of U.S.-based electric mobility manufacturing and infrastructure.

3-Year Work History

Rad Life Mobility, Inc. | Executive Chairman and Director | February 2026 – present
Life Electric Vehicles Holdings, Inc. | CEO | October 2021 – present
Serial 1 Cycle Company, LLC | Managing Director | August 2023 – present
LEV Manufacturing, Inc. | CEO | May 2018 – present

Management Team

Rad Life Mobility, Inc. is led by a highly experienced executive team with deep expertise across strategy, operations, manufacturing, finance, and large-scale retail distribution. Collectively, the leadership team has

decades of experience building, scaling, and exiting complex businesses, with a proven history in electric mobility, U.S.-based manufacturing, and multi-channel distribution platforms.

The team combines strategic vision, operational execution, financial discipline, and retail scale, positioning Rad Life Mobility to execute on what we believe to be one of the most significant consolidations in the North American e-bike industry following our acquisition of the core assets of Rad Power Bikes.

Robert Provost – Executive Chairman and Director
Rad Life Mobility, Inc.

Robert Provost is a veteran entrepreneur with over 25 years of experience building and scaling advanced technology and mobility companies. As Executive Chairman of Rad Life Mobility, Inc., he leads corporate strategy, capital markets initiatives, and platform integration.

He has been a driving force in the development of U.S.-based electric bicycle manufacturing and previously co-founded and led one of the first Foreign Trade Zone-based e-bike production platforms in the United States. Robert also serves as Chief Executive Officer and Chairman of Life Electric Vehicles Holdings, Inc. and Chief Executive Officer of LEV Manufacturing, Inc.

He led the acquisitions of Serial 1 Cycle Company from Harley-Davidson and the core assets of Rad Power Bikes through a Chapter 11 Section 363 process, establishing the foundation for Rad Life Mobility's multi-brand, vertically integrated platform.

Jim Brown – President, Chief Executive Officer and Director
Rad Life Mobility, Inc.

Jim Brown has more than 30 years of executive leadership experience operating large-scale retail and distribution platforms. As President and Chief Executive Officer of Rad Life Mobility, Inc., he leads all day-to-day operations, revenue generation, and national expansion across retail, dealer, and direct-to-consumer channels.

He spent over 35 years with Larry H. Miller Group of Companies, ultimately serving as President of Larry H. Miller Dealerships, where he oversaw more than sixty dealership locations across seven states. He was instrumental in the $3.2 billion sale of the dealership group, one of the largest automotive retail transactions in the United States.

Jim also served as President and Chief Executive Officer of Serial 1 Cycle Company, bringing direct electric mobility leadership experience to Rad Life Mobility's platform.

Daniel Del Aguila – Chief Operating Officer, Secretary and Director
Rad Life Mobility, Inc.

Daniel Del Aguila is a seasoned operator with more than 25 years of experience in manufacturing, logistics, and mobility platforms. As Chief Operating Officer of Rad Life Mobility, Inc., he serves as the execution leader across the organization, aligning operations, finance, and strategy.

Daniel works closely with executive leadership to scale operations, optimize supply chain performance, and ensure financial alignment across the platform. He oversees global sourcing, logistics, inventory management, and multi-channel fulfillment, while also playing a key role in ERP implementation, internal systems, and financial coordination alongside the CFO.

He has been instrumental in integrating the assets of Rad Power Bikes and in building a scalable, vertically integrated operating model that supports rapid growth.

Ivan Drusc – Chief Financial Officer
Rad Life Mobility, Inc.

Ivan Drusc is a senior finance executive with experience across startups, mid-sized companies, and public enterprises. As Chief Financial Officer of Rad Life Mobility, Inc., he leads all financial operations, including accounting, treasury, financial planning, and internal controls.

Ivan is responsible for building the financial infrastructure supporting Rad Life Mobility's growth, including ERP systems, cost optimization, and cash flow management. He plays a critical role in financial integration following the acquisition of Rad Power Bikes core assets and in supporting capital markets readiness.

He also serves as CFO of LEV Manufacturing, Inc. and Life Electric Vehicles Holdings, Inc.

Scott Adams – Chief Investment Officer and Senior Vice President
Rad Life Mobility, Inc.

Scott Adams brings executive leadership, investment strategy, business development, and strategic relationship management to the Company. He previously served as Chief Operating Officer of BlackHill, a securities law firm, where he oversaw operations, organizational strategy, and commercial growth, and worked with private equity firms, venture capital, and family offices on business and capital initiatives. He also worked at One Planet Group, a private equity firm, supporting commercial growth across PE-backed automotive operations.

At Rad Life, Mr. Adams works closely with executive leadership on capital formation, investor and financial relationships, strategic investments, and growth opportunities across the Company and its portfolio of electric mobility brands. His experience developing commercial partnerships and reseller relationships, combined with his operating and investment background, is how he evaluates opportunities and connects capital strategy to the Company's long-term objectives.

Leadership Alignment

Together, the leadership team operates with a highly aligned structure:

- **Strategic Leadership & Capital Markets** – Robert Provost
- **Revenue, Retail & Distribution Execution** – Jim Brown
- **Operations, Logistics & Integration** – Daniel Del Aguila
- **Financial Systems, Controls & Capital Discipline** – Ivan Drusc
- **Capital Markets & Business Development** – Scott Adams

We believe that this combination of complementary expertise provides Rad Life Mobility with the leadership foundation necessary to scale efficiently, integrate acquisitions, and execute on its strategy to become a leading electric mobility platform in North America.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated based on voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name:

Life Electric Vehicles Holdings, Inc.

Number of Shares of Common Stock Owned:

196,500,000

The voting and dispositive control of these shares are controlled by the board of directors of Life Electric Vehicles Holdings, Inc.

Security Class:

Common Stock

Voting Power:

Life Electric Vehicles Holdings, Inc. owns 95.6% of the current issued and outstanding shares of Common Stock. Upon the exercise of all 19,456,067 outstanding options into shares of Common Stock, its ownership interest would be 87.33% not taking into account: (i) the issuance of bonus shares in this Offering, (ii) the issuance of shares that may be issued upon the exercise of options issued under the Stock Plan, none of which are outstanding as of the date of this Offering, or (iii) the issuance of shares of Common Stock and bonus shares in connection with the concurrent Reg D Offering being conducted by the Company, which is separate from this Offering.No other person beneficially owns 20 percent or more of the outstanding voting equity securities.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Rad Life Mobility, Inc. is the customer-facing sales, marketing, retail, e-commerce, customer-support, and distribution platform for the Life Electric Vehicles Group's multi-brand electric-mobility portfolio. We focus on marketing, selling, and supporting electric bicycles, related accessories, replacement parts, apparel, and mobility products under recognized consumer brands.

Our products are marketed and sold through a North American direct-to-consumer ("DTC") e-commerce platform, seven company-operated retail stores, an expanding reseller network, wholesale distribution, and commercial sales channels. They are also supported through a network of more than 1,000 independent service centers across North America. Although our current European sales are limited and primarily conducted through wholesale distribution, we intend to expand our presence in Europe, as well as in South America, Australia, and other selected international markets, through additional sales channels, including third-party marketplaces, independent bicycle dealers, commercial fleet operators, government agencies, distributors, and strategic retail partnerships.

Our strategy is centered on building a multi-brand electric mobility platform by combining recognized consumer brands with a multi-channel go-to-market system and affiliated U.S.-based assembly capabilities. Pursuant to an Asset Purchase Agreement dated January 22, 2026 (assigned to the Company) and a Bankruptcy Court Sale Order dated January 30, 2026 (Case No. 25-02182-WLH11), the Company completed the RAD asset acquisition (the court-approved §363 free-and-clear sale of the core assets of Rad Power Bikes) on February 27, 2026. The assets (brand, intellectual property, inventory, digital infrastructure, retail operations, and historical customer data consisting of approximately 1.5 million unique U.S. Shopify customer accounts plus approximately 250,000 unique Canadian Shopify customer accounts, many with 20+ transaction records) were acquired free and clear of all liens, claims, encumbrances, and interests other than certain permitted exceptions. The Company assumed only gift cards and certain warranty liabilities expressly identified in the Asset Purchase Agreement and Bankruptcy Court Sale Order (vendor cure costs were discretionary), no other liabilities or successor liability. In June 2026, the Company also acquired the QuietKat off-road brand. The Serial 1 premium brand (originally developed by Harley-Davidson and acquired by the group's manufacturing affiliate in 2023) is available through the platform as an exclusive reseller; the Serial 1 license was assigned to Rad Life.

As a majority-owned subsidiary of Life Electric Vehicles Holdings, Inc. ("Life EV"), the Company benefits from a broader electric-mobility platform. Manufacturing and assembly services are provided by affiliated company LEV Manufacturing, Inc., in which Life EV holds approximately a 40% equity interest. LEV Manufacturing operates engineering and logistics facilities in Florida and has secured a 100,000-square-foot multi-line assembly, logistics, and fulfillment center in Tennessee with planned Foreign-Trade Zone (FTZ) activation. The Company believes this vertically integrated structure, brand stewardship and multi-channel sales through Rad Life Mobility combined with domestic final assembly, centralized purchasing, quality control, and planned FTZ supply-chain efficiencies through LEV Manufacturing, is designed to improve cost structure, unit economics, product availability, and quality consistency relative to pure-import or single-brand operators. These expectations are forward-looking and subject to the material risks described elsewhere in this Form C, including integration execution, brand-reputation recovery, facility-ramp timing, competition, liquidity, and dilution.

A Foundational Platform Built on Proven Assets

Our platform has been built through the strategic acquisition of established electric mobility brands and related operating assets designed to accelerate growth while reducing the time, cost, and risk associated with building a business from the ground up.

On February 27, 2026, we acquired key assets of Rad Power Bikes through a court-approved §363 asset acquisition for the aggregate consideration of approximately $14.9 million, including the consideration and specifically assumed obligations identified in the applicable transaction documents). The assets acquired include:

- Brand and intellectual property.
- Inventory and operating infrastructure; and
- Full digital ecosystem and customer database.

In addition, on June 26, 2026, we acquired specified assets of QuietKat, a recognized premium electric bicycle brand serving the off-road, hunting, and outdoor recreation markets, further expanding our product portfolio into complementary customer segments.

We also serve as the exclusive worldwide reseller of Serial 1 electric bicycles (the premium electric bicycle brand originally developed and launched by Harley-Davidson and acquired by the group's manufacturing affiliate in 2023) further strengthening our multi-brand strategy.

We believe the Rad Power Bikes asset acquisition included one of the most substantial digital infrastructures in the electric bicycle industry, including:

- Approximately 1.5 million current and historical customers across Shopify and customer relationship management (CRM) systems.
- Approximately $1.2 billion of cumulative historical Rad Power Bikes sales data; and
- Detailed customer insights regarding purchasing behavior, pricing, and product performance.

The Rad Power Bikes assets were built through significant historical investment, which we believe provides us with a meaningful strategic advantage. Combined with the QuietKat asset acquisition and our exclusive worldwide reseller status for Serial 1, we believe these strategic assets establish a solid foundation for expanding our multi-brand electric mobility platform.

Historical Rad Power Bikes sales, financing transactions, valuations, customer records, and operating results discussed above relate solely to the prior business of Rad Power Bikes and are not revenues, valuations, or operating results of Rad Life. We have not independently determined that all acquired customer records remain current, active, marketable, or usable for all contemplated purposes, and historical results of Rad Power Bikes do not guarantee future performance of Rad Life.

Prior Market Acceptance

- Rad Power Bikes previously attracted significant institutional investment. Most notably, late-stage financing led by Fidelity raised approximately $154 million at an implied valuation of approximately $1.65 billion in 2021. We are a new independent company that acquired selected assets of Rad Power Bikes through the Rad asset acquisition. While we are not a continuation of Rad Power Bikes' prior business, we believe this historical context highlights: The strength and recognition of the brand and assets that we acquired.

- The scale of capital previously invested into customer acquisition and infrastructure; and

The market opportunity that remains for a more efficient operator.

A Multi-Brand, Multi-Segment Platform

We intend to continue executing a consolidation strategy across key segments of the electric bicycle market:

- **Rad Power Bikes** — One of North America's most recognized electric bicycle brands serving commuter, cargo, utility, and recreational riders (core assets acquired in the Rad asset acquisition on February 27, 2026).
- **QuietKat** — A leading premium off-road, all-terrain, hunting, and outdoor adventure electric bicycle brand (specified assets acquired pursuant to the Asset Purchase Agreement dated June 26, 2026).
- **Serial 1** — Premium electric bicycle brand originally developed and launched by Harley-Davidson, for which we serve as the exclusive worldwide direct- reseller beginning June 1, 2026.

Supported by a strategic relationship with LEV Manufacturing, Inc., which we believe provides opportunities for U.S.-based assembly, product development, and operational optimization.

A Fundamentally Rebuilt Business Model

We operate a diversified and scalable business model designed to capture revenue across multiple channels while optimizing operational efficiency:

- **Direct-to-Consumer (DTC) E-Commerce:** Our primary sales channel leverages a robust Shopify platform and digital marketing capabilities to reach customers nationwide while providing end-to-end control of customer experience.
- **Retail Stores:** Seven company-operated retail stores allow customers to experience, purchase, finance, and service electric bicycles while generating recurring revenue through accessories, replacement parts, and service offerings.
- **Dealer, Reseller & Service Network:** We continue expanding relationships with independent dealers, resellers, and commercial partners while supporting customers through a network of more than 1,000 independent service centers across North America, increasing market reach, customer convenience, and after-sales support.
- **Multi-Brand Strategy:** By operating across mass-market, premium, and off-road segments through Rad Power Bikes, QuietKat, and Serial 1, we believe we can serve a broader range of customers while maximizing revenue opportunities.
- **Optimized Operations:** Through strategic relationships within the Life EV platform, including LEV Manufacturing, we expect to improve supply chain efficiencies, support domestic assembly initiatives, reduce operating costs, and enhance scalability.
- **Recurring Revenue Streams:** Accessories, replacement parts, batteries, apparel, financing programs, service packages, and future upgrades provide opportunities for recurring revenue beyond the initial bicycle sale.

We believe this integrated operating model is designed to scale efficiently, improve unit economics and profitability, and strengthen our competitive position in the North American electric bicycle market. These expectations are forward-looking and subject to the material risks described elsewhere in Form C,

Experienced Leadership

We are led by a management team with significant experience in electric mobility, manufacturing, retail operations, finance, and public company management. Our leadership combines industry expertise, operational discipline, and execution capability. See the section entitled **"Directors, Officers and Promoters of the Company"** for a detailed description of the business background and experience of our officers and directors.

Market Opportunity

The electric bicycle market presents a compelling growth opportunity driven by increasing consumer demand for sustainable, convenient, and cost-effective transportation and recreation. In North America, the market is projected to grow at an estimated compound annual growth rate of approximately 16.5% through 2033 *(Market Data Forecast)*, while the global market is projected to reach approximately $149 billion by the mid-2030s at an estimated compound annual growth rate of approximately 14.6% *(Fortune Business Insights)*.

Despite this projected growth, we believe the industry remains highly fragmented, with few companies operating across multiple brands, distribution channels, and customer segments.

We believe consumers increasingly value companies that combine recognized brands, convenient retail locations, direct-to-consumer purchasing options, and reliable nationwide service capabilities, creating an opportunity for an integrated platform such as ours.

We believe this fragmentation creates an opportunity for us to consolidate leading brands, leverage customer insights, optimize operations, and strengthen our competitive position within the electric mobility industry.

Vision and Growth Strategy

Our strategy is aimed to:

- Integrate and scale leading electric bicycle brands.
- Leverage our customer data platform to improve customer acquisition and retention.
- Expand our retail, reseller, commercial, and strategic distribution channels.
- Improve unit economics and profitability through operational efficiencies and affiliated domestic assembly.
- Increase recurring revenue through accessories, service, financing, and aftermarket products; and
- Expand into additional market segments and geographic markets. The U.S. electric bicycle market continues to evolve, with companies facing supply chain challenges, tariffs, and operational inefficiencies. We believe our integrated business model, diversified distribution channels, recognized brands, customer relationships, and strategic manufacturing relationships are designed to position us to compete effectively while pursuing long-term sustainable growth.

These forward-looking expectations are subject to the material risks described elsewhere in this Form C.

Investment Opportunity

Through this Regulation Crowdfunding offering, we believe investors have the opportunity to participate in the growth of a company that combines proven and nationally recognized brand assets.

- A powerful digital infrastructure and customer database.
- A diversified multi-brand platform strategy.
- Seven company-operated retail stores, with a long-term objective of expanding our retail footprint.
- An expanding reseller network and more than 1,000 independent service centers.
- Exclusive worldwide reseller license for the Serial 1 brand; and
- A streamlined, scalable and cost-efficient operating model.

We believe our combination of recognized brands, diversified distribution channels, experienced leadership, operational efficiencies, and strategic relationships should position us to become one of North America's leading electric mobility platforms, with opportunities for future expansion into additional markets and product categories. These expectations are forward-looking and subject to the material risks described elsewhere in this Form C.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We may be unable to meet our growing production plans and delivery plans, any of which could harm our business and prospects.

To meet the demand of our products in the U.S., we plan to open additional retail stores in markets that we believe our products will be accepted. Our plans call for achieving and sustaining increases in e-bike production and deliveries. Our ability to achieve these plans will depend upon a number of factors, including our suppliers’ ability to support our needs and our ability to utilize our current assembling capacity, achieve the planned production yield and further increase capacity as planned while maintaining our desired quality levels and optimize design and production changes, as well as secure an adequate amount of working capital to finance our growth plans. If we are unable to realize our plans, our brand, business, prospects, financial condition, and operating results could be materially damaged.

We depend on third-party suppliers, third-party manufacturers, and our affiliated manufacturing partner, and disruptions in our supply chain or assembly operations could adversely affect our business, financial condition, and results of operations.

We source components and finished products from a global network of suppliers, third-party manufacturing partners, and our affiliated manufacturing partner, LEV Manufacturing, Inc. A sizable portion of our components are sourced from suppliers in Asia, including China, Taiwan, Japan, South Korea, Vietnam, and Thailand, as well as from suppliers in Europe and the United States. Certain bicycles are manufactured or assembled by third-party manufacturers in Asia, while LEV Manufacturing supports our domestic assembly operations, including limited production in Florida and planned expansion in Tennessee. Our long-term strategy is to assemble most of our products in the United States while continuing to source components globally. If LEV Manufacturing were unable or unwilling to continue providing assembly services, we may seek alternative manufacturing partners or establish our own assembly operations; however, there can be no assurance that we could do so on a timely or cost-effective basis, or at all.

Although we maintain relationships with multiple suppliers and seek to qualify backup sources where commercially practical, we remain dependent on a limited number of suppliers, manufacturers, and LEV Manufacturing for critical components and assembly services. LEV Manufacturing is similarly dependent on many of the same global suppliers for motors, batteries, controllers, displays, frames, drivetrains, and other key components. If our suppliers, manufacturers, or LEV Manufacturing experience financial difficulties, production interruptions, labor shortages, transportation delays, component shortages, tariff increases, geopolitical events, natural disasters, quality issues, cybersecurity incidents, or otherwise become unable to supply components or perform assembly services in sufficient quantities, on a timely basis, or at commercially acceptable prices, our business could be adversely affected.

Any significant disruption involving our global suppliers, third-party manufacturers, LEV Manufacturing, or the availability of critical components could increase our costs, reduce product availability, delay product launches or customer deliveries, require engineering or design changes, adversely affect customer relationships, damage our reputation, and materially adversely affect our business, financial condition, results of operations, and future prospects.

The current international trade environment, including tariffs, trade restrictions, and geopolitical tensions, may adversely affect our business and operating results.

We source components and finish products through a global supply chain that includes suppliers and manufacturing partners located in China, Taiwan, Japan, South Korea, Vietnam, Thailand, Europe, and the United States. As a result, tariffs, sanctions, trade restrictions, export controls, foreign investment restrictions, and other governmental actions by the United States or other countries may disrupt our supply chain, increase our costs, reduce product availability, and adversely affect our business. Changes in international trade policies, particularly those involving the United States and China, as well as broader geopolitical tensions, may also adversely affect global financial markets, transportation networks, and economic conditions.

International trade policies continue to evolve, and governments may impose, modify, suspend, or expand tariffs and other trade measures with little or no advance notice. These actions may increase the cost of components and finished products, disrupt established supply chains, reduce supplier availability, delay deliveries, and negatively impact our operating results. We cannot predict the scope, duration, or ultimate impact of current or future trade policies or how foreign governments may respond through retaliatory measures.

Although we are expanding domestic assembly capabilities through LEV Manufacturing, Inc. and may utilize the U.S. Foreign-Trade Zone ("FTZ") program as part of our manufacturing and logistics strategy, there can be no assurance that these initiatives will eliminate or materially reduce the impact of tariffs, duties, trade restrictions, or other governmental actions. The benefits available under the FTZ program

depend on numerous factors, including customs laws, regulations, product classifications, component origin, governmental approvals, and future trade policies, all of which may change.

The adoption or expansion of tariffs, trade restrictions, export controls, sanctions, or other governmental actions could increase our manufacturing and operating costs, reduce product availability, delay product launches and customer deliveries, negatively impact our gross margins, and have a material adverse effect on our business, financial condition, results of operations, and future prospects.

We rely on third-party suppliers, manufacturers, and our affiliated manufacturing partner to maintain the quality of our products, and failures in their quality control processes could adversely affect our business.

We source components and finish products from a network of domestic and international suppliers, third-party manufacturing partners, and our affiliated manufacturing partner, LEV Manufacturing, Inc. While we establish product specifications, quality standards, testing requirements, and inspection procedures, we rely significantly on these parties to maintain effective quality control systems, qualified personnel, and consistent manufacturing and assembly standards. As a result, we have limited direct control over many day-to-day manufacturing, assembly, and quality assurance processes.

If any of our suppliers, manufacturing partners, or LEV Manufacturing fails to maintain adequate quality control, fails to comply with our product specifications, experiences manufacturing defects, or otherwise delivers components or products that do not meet our quality standards, we could experience production delays, increased warranty claims, product recalls, returns, increased costs, customer dissatisfaction, regulatory actions, or product liability claims.

Although we conduct inspections, testing, quality assurance procedures, and work closely with our suppliers and manufacturing partners to identify and correct quality issues, these measures may not detect every defect or prevent quality-related problems arising during manufacturing, assembly, transportation, or storage.

Any significant quality issues affecting our products, whether caused by domestic or international suppliers, third-party manufacturers, LEV Manufacturing, or other parties involved in our supply chain, could result in product recalls, warranty claims, returns, customer injuries, litigation, regulatory investigations, negative publicity, damage to our brands and reputation, loss of customer confidence, and a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our success depends on our ability to economically manufacture, assemble, and deliver high-quality products at scale, and our ability to do so successfully remains unproven.

Our future success depends in large part on our ability to economically source, manufacture, assemble, market, and sell our products in sufficient quantities to meet customer demand while maintaining quality standards, competitive pricing, and acceptable profit margins. Successfully executing our growth strategy will require us to effectively scale our supply chain, manufacturing, assembly, logistics, and distribution capabilities.

We currently rely on third-party manufacturers located in Asia, together with our affiliated manufacturing partner, LEV Manufacturing, Inc., for the manufacture and assembly of many of our products. Although LEV Manufacturing currently conducts limited assembly operations in Florida and is establishing additional assembly capabilities in Tennessee, there can be no assurance that our manufacturing and assembly partners will be able to increase production capacity, obtain sufficient components, maintain quality standards, or meet our production schedules as demand grows.

Our ability to successfully scale operations depends on numerous factors, including the availability of capital, components, labor, manufacturing capacity, supplier performance, transportation, regulatory requirements, and market demand. If our manufacturing or assembly partners are unable to expand production efficiently, or if we are unable to develop additional manufacturing or assembly capabilities, if necessary, we may experience increased costs, production delays, inventory shortages, reduced product availability, delayed customer deliveries, or quality issues.

Any failure to successfully scale our manufacturing, assembly, or supply chain operations could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Changes in our supply chain, inventory requirements, or supplier costs could increase our operating expenses and adversely affect our business.

As we expand our business and integrate the Rad Power Bikes and Quiet Kat product lines, we expect to manage a broader portfolio of products, components, replacement parts, and accessories. This will increase the complexity of forecasting customer demand, purchasing inventory, managing warehouse operations, and allocating working capital. Maintaining excessive inventory levels may increase carrying, storage, insurance, and obsolescence costs, while insufficient inventory may result in back orders, delayed customer deliveries, lost sales, and reduced customer satisfaction.

Our business depends on our ability to accurately forecast demand, efficiently manage inventory, and procure components and finished products at competitive prices. If customer demand differs materially from our expectations, or if suppliers, manufacturing partners, or LEV Manufacturing are unable to provide products or components on a timely basis, we may experience inventory shortages, excess inventory, increased procurement costs, production delays, or higher freight and logistics expenses.

As our operations continue to grow, we must successfully implement and maintain inventory management, warehousing, forecasting, enterprise resource planning ("ERP"), and other operational systems capable of supporting increased scale and complexity. There can be no assurance that these systems or processes will perform as expected or that our suppliers and manufacturing partners will consistently meet our cost, quality, and delivery requirements.

Any failure to effectively manage inventory, forecast demand, control supplier costs, or scale our supply chain operations could increase our operating expenses, reduce gross margins, disrupt customer deliveries, and have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our e-bikes may not perform in line with customer expectations.

Our e-bikes may not perform in line with our customers' expectations. For example, our e-bikes may not have the durability or longevity of other e-bikes in the market and may not be as easy and convenient to repair as other e-bikes on the market. Any product defects or any other failure of our e-bikes to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, prospects, financial condition and operating results.

In addition, the range of our e-bikes on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer's use of his or her e-bike as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery's

ability to hold a charge. Furthermore, our e-bikes may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. If any of our e-bikes fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide servicing or updates under warranty at our expense, which could materially and adversely affect our brand, business, prospects, financial condition and operating results.

Our future growth is dependent on the demand for, and upon consumers willingness to adopt e-bikes.

Demand for our products depends mostly on general, economic, political and social conditions in a given market and the introduction of new e-bikes and technologies. As our business grows, economic conditions and trends will impact our business, prospects and operating results as well.

Demand for our e-bikes may also be affected by factors directly impacting the price or the cost of purchasing and operating e-bikes such as sales and financing incentives, prices of raw materials, parts and components and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower e-bike unit sales, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results.

In addition, the demand for our e-bikes and services will highly depend upon the adoption by consumers of new energy vehicles in general and e-bikes in particular. The market for new e-bikes is still rapidly evolving and is characterized by rapidly changing technologies, prices, and competition; evolving government regulations and industry standards; and changing consumer demands and behaviors.

Other factors that may influence the adoption of e-bikes include:

- perceptions about e-bike quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of e-bikes, whether such e-bikes are produced by us or other companies;
- perceptions about e-bike safety in general;
- the limited range over which e-bikes may be used on a single battery charge and the speed at which batteries can be recharged;
- the decline of an e-bike's range resulting from deterioration over time in the battery's ability to hold a charge;
- the availability of service for e-bikes;
- the environmental consciousness of consumers; and
- macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our e-bikes or use our services. If the market for e-bikes does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

The electric mobility industry is subject to rapidly changing and often complex regulatory environments.

The electric mobility industry is subject to rapidly changing and often complex regulatory environments at local, state, national, and international levels. Evolving regulations related to safety standards, emissions, licensing, and operational requirements can have a substantial impact on our business operations and profitability. Compliance with these changing regulations may necessitate costly modifications to our products, business processes, or market strategies, which could lead to increased expenses and delays in product development and market entry. Failure to navigate and adhere to evolving regulations adequately could result in legal and financial liabilities, damage to our reputation, and potential market restrictions.

Furthermore, inconsistency in regulations between different jurisdictions may create challenges in maintaining uniform business practices and product offerings, increasing our exposure to regulatory risks. While we believe we are presently in compliance with applicable laws and regulations in our operating regions, there can be no assurance that we can always promptly adapt to the rapidly changing regulatory environment. If we fail to effectively adjust to the changing regulatory landscape and comply with applicable laws and regulations in our operating regions, our business, prospects, financial condition and operating results would be materially and adversely affected.

We may be unable to adequately control the costs associated with our operations.

We expect to incur significant costs which will impact our profitability, including research and development expenses as we roll out new models and improve existing models, raw material procurement costs and selling and distribution expenses as we build our brand and market our e-bikes. Our ability to become profitable in the future will not only depend on our ability to successfully market our e-bikes and other products and services but also to control our costs. If we are unable to efficiently design, manufacture, market, sell and distribute and service our e-bikes and services, our business, prospects, financial condition and operating results would be materially and adversely affected.

We may not succeed in establishing, maintaining and strengthening our brand, which could materially and adversely affect customer acceptance of our products, which could in turn materially affect our business, results of operations or financial condition.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Rad Life Mobility brand. If we are unable to establish, maintain and strengthen our brand, we may lose the opportunity to build and maintain a critical mass of customers. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts. Failure to develop and maintain a strong brand could materially and adversely affect customer acceptance of our e-bikes, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with us, and could materially adversely affect our business, prospects, financial condition and operating results.

We have a short operating history, which makes it difficult to evaluate our future prospects, forecast financial results, and assess the risks and challenges we may face.

Our business is new and rapidly evolving. Since inception in February 2026 through June 30, 2026, we incurred significant losses ($2,051,625) and may continue to experience losses in the future. We first launched our business in March 2026 and have an extremely limited operating history upon which you can base your investment decision. We will encounter many of the risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. Risks and challenges we have faced or expect to face because of our relatively limited operating history and evolving business model include our ability to:

- make operating decisions and evaluate our future prospects and the risks and challenges we may encounter;
- forecast our revenue and budget for and manage our expenses;
- attract new customers and retain existing customers in a cost-effective manner;
- comply with existing and new or modified laws and regulations applicable to our business;
- manage our business assets and expenses;

- plan for and manage capital expenditures for our current and future offerings and manage our supply chain and supplier relationships related to our current and future offerings;
- anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
- maintain and enhance the value of our reputation and brand;
- effectively manage our growth and business operations;
- successfully expand our geographic reach;
- hire, integrate and retain talented people at all levels of our organization; and
- successfully develop new features, offerings and services to enhance the experience of customers.

If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, prospects, financial condition and operating results could be adversely affected.

The markets in which we operate are in their infancy and highly competitive, and we may not be successful in competing in this industry.

The e-bike market is highly competitive and continues to evolve, and we expect it will become more competitive in the future. There is no assurance that our e-bikes will be successful in the respective markets in which they compete. A significant and growing number of established and new companies, as well as other companies, have entered or are reported to have plans to enter the e-bike market. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in lower e-bike sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

An adverse determination in any significant product liability claim against us could materially adversely affect our business, results of operations or financial condition.

The development, production, marketing, sale and usage of our e-bikes will expose us to significant risks associated with product liability claims. As a provider of consumer products, we are, from time to time, subject to civil litigation regarding those products, including in publicly available court filings. Our business is vulnerable to product liability claims, and we may face inherent risk of exposure to claims in the event our e-bikes do not perform or are claimed to not have performed as expected. If our products are defective, malfunction or are used incorrectly by our customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against us. For example, our e-bikes use lithium-ion batteries, which, if not appropriately managed and controlled, can rapidly release energy by venting smoke and flames that can ignite nearby materials. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to product liability claims against us and potentially a safety recall. Any losses that we may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of our products could have a material adverse impact on our business, results of operations or financial condition. No assurance can be given that material product liability claims will not be made in the future against us, or that claims will not arise in the future in excess or outside of our insurance coverage and contractual indemnities with suppliers and manufacturers. We may not be able to obtain adequate product liability insurance for our existing or new products or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against us could also harm our reputation and cause

us to lose customers and could have a material adverse effect on our business, prospects, financial condition and operating results.

We may be subject to claims of successor liability arising from our acquisitions of specified Rad Power Bikes and QuietKat assets.

Although the Rad Power Bikes and QuietKat asset acquisitions were structured as purchases of certain core/specified assets on a free-and-clear basis with no successor liability assumed other than expressly identified in the Asset Purchase Agreements, there can be no assurance that a court or regulatory authority will not in the future assert successor liability or other claims related to the acquired assets or the prior owners' operations. Any such claims, even if unsuccessful, could result in substantial legal costs and diversion of management attention which could adversely affect our business operation.

We are dependent upon our executives for their services and any interruption in their ability to provide their services could cause us to cease operations.

The loss of the services of any member of our management team, including our Chairman, could have a material adverse effect on us. We do not maintain any key man life insurance on our executives, including our Chairman. The loss of the services of any of our executive management could impair our ability to implement our business plan and growth strategy, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. Our future success will also depend on our ability to attract, retain and motivate other highly skilled employees. Competition for personnel in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. If we fail in attracting new personnel or retaining and motivating our current personnel, our business, prospects, financial condition and operating results will be adversely affected.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our e-bikes, which could make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits against us alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling, incorporating certain components into, or using e-bikes or offering goods or services that incorporate or use the challenged intellectual property;
- pay substantial damages;
- seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
- redesign our e-bikes or other goods or services; or
- establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property rights, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

If we are unable to adequately establish, maintain, protect, or enforce our intellectual property and proprietary rights, our competitive position, reputation, and business could be adversely affected.

Our future success depends in part on our ability to establish, maintain, protect, and enforce our intellectual property and proprietary rights. Through our court-approved §363 acquisition of the Rad Power Bikes assets and our acquisition of the QuietKat assets pursuant to an asset purchase agreement, we acquired intellectual property assets, including trademarks, domain names, copyrights, proprietary content, know-how, and certain other intellectual property rights as identified in the applicable transaction documents. We also serve as the exclusive worldwide direct-to-consumer, retail, and reseller sales channel for the Serial 1 brand pursuant to our commercial arrangements.

We continue to evaluate, integrate, maintain, and, where appropriate, expand our intellectual property portfolio. Although we believe these intellectual property assets provide significant strategic value, there can be no assurance that the acquired intellectual property will provide the competitive advantages, commercial value, brand recognition, licensing opportunities, or legal protection that we currently expect. In addition, certain intellectual property rights may be subject to contractual limitations, third-party rights, challenges to validity or ownership, ongoing maintenance requirements, or other legal or commercial risks.

We also rely on trademarks, copyrights, trade secrets, confidential information, contractual protections, and common law rights to protect our proprietary information, product designs, manufacturing processes, software, marketing materials, customer relationships, and other intellectual property. These protections may be inadequate to prevent unauthorized use, infringement, reverse engineering, misappropriation, or other violations of our proprietary rights, and we may be unable to detect or prevent such activities in a timely manner.

From time to time, we may be required to assert our intellectual property rights against third parties or defend ourselves against claims that we have infringed the intellectual property rights of others. Such disputes may result in costly litigation, settlements, licensing arrangements, injunctions, or other legal proceedings that could require significant management attention and financial resources. Even if we ultimately prevail, the costs associated with protecting or defending our intellectual property rights could be substantial.

We may also seek additional patents, trademarks, copyrights, and other intellectual property registrations in the United States and internationally. However, obtaining and maintaining intellectual property protection can be expensive, time-consuming, and uncertain, and there can be no assurance that any applications will be approved, that any issued rights will provide meaningful protection, or that such rights will not be challenged, circumvented, invalidated, or rendered unenforceable.

If we are unable to adequately protect, maintain, or enforce our intellectual property rights, or if our intellectual property portfolio proves less valuable than anticipated, our competitive position, brand value, reputation, business, financial condition, results of operations, and future prospects could be materially adversely affected.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of our networks and technology systems.

Our systems, website, data (wherever stored), software or networks and those of third-party suppliers and service providers, are vulnerable to security breaches, including unauthorized access, computer viruses or other malicious code and other cyber threats that could have a security impact. We, our third-party suppliers

and service providers may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner or at all. Cyber-attacks have become far more prevalent in the past few years, potentially leading to the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third parties' operations. If a breach occurs within the supply chain, disjointed or delayed response efforts can exacerbate the impact, prolong recovery time, and increase potential damage to our operations and reputation. In addition, at present, there are no existing contractual agreements delineating cybersecurity responsibilities between our company and our suppliers or service providers. This absence of clear terms poses a risk wherein disputes regarding liability and accountability in the event of a security breach may emerge. Such disputes could potentially result in legal complexities, financial losses, and impeded incident resolution within our supply chain.

We may be unable to improve our existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance.

We may not be able to compete as effectively with our competitors and ultimately satisfy the needs and preferences of our customers unless we can successfully enhance existing products, develop new innovative products and distinguish our products from our competitors' products through innovation and design. Product development requires significant financial, technological and other resources. There can be no assurance that we will be able to incur a level of investment in research and development that will be sufficient to successfully make us competitive in product innovation and design. In addition, even if we can successfully enhance existing products and develop new products, there is no guarantee that the markets for our existing products and new products will progress as anticipated. If any of the markets in which our existing products compete do not develop as expected, our business, prospects, financial condition and operating results could be materially adversely affected.

Significant product warranty claims, product recalls, or product liability claims could have a material adverse effect on our business, financial condition, and results of operations.

Our products are generally sold with limited warranties ranging from one to two years, depending on the product and sales channel. These warranties typically require us to repair or replace defective products or components during the applicable warranty period at no cost to the customer. We establish warranty reserves based on estimated claims; however, actual warranty claims may exceed these estimates due to product defects, supplier quality issues, design flaws, manufacturing errors, or component failures, which could adversely affect our financial condition and operating results.

Because many of our products and components are manufactured by third-party suppliers, defects or quality issues may result in increased warranty claims, repairs, replacements, or customer dissatisfaction. In addition, we may be required to conduct voluntary or mandatory product recalls or other corrective actions if our products fail to meet applicable safety standards, regulatory requirements, or are alleged to present safety risks. The costs associated with warranty claims, product recalls, repairs, replacements, regulatory compliance, and customer notifications could be substantial and may not be fully recoverable from suppliers or covered by insurance.

Any significant increase in warranty claims, product recalls, product liability claims, regulatory actions, or negative publicity relating to the safety, quality, or reliability of our products could damage our reputation, reduce customer confidence, increase our operating costs, and have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Acquisition opportunities may present themselves that in hindsight did not achieve the positive results anticipated by our management.

From time to time, acquisition opportunities may become available to us. Those opportunities may involve the acquisition of specific assets, such as intellectual property or inventory, or may involve the assumption of the business operations of another entity. Our goal with any future acquisition is that any acquisition should be able to contribute neutral to positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to us after integration. To make these acquisitions, we will likely be required to obtain lender financing or issue additional shares of stock in exchange for the shares of the target entity. If the performance of the acquired assets or entity does not produce positive results for us, the terms of the acquisition, whether it is interest rate on debt, or additional dilution of stockholders, may prove detrimental to our financial results which could cause the value of your investment to be materially adversely affected.

We may have difficulty in integrating our current and future acquisitions of businesses, assets and brands into our business.

We are integrating the Rad Power Bikes assets acquired in the RAD acquisition, the QuietKat brand, and exclusive reseller status for the Serial 1 brand (E-Life license assigned) under a single operating platform while simultaneously supporting the ramp up of a new multi-line assembly facility in Tennessee. There can be no assurance that these integration efforts will be completed on the anticipated timeline or achieve the expected operational efficiencies. Delays, cost overruns, or difficulties in combining systems, supply chains, dealer relationships, or customer-support processes could adversely affect our results of operations and the value of an investment in the Securities.

Our business is dependent in part on LEV Manufacturing's ability to provide services to us as well as its ability to activate a Foreign-Trade Zone facility for the manufacture of our products.

LEV Manufacturing, an affiliate that provides assembly and logistics services to the Company (in which the parent holds approximately 40% equity interest), has secured a facility in Tennessee and plans to activate it as a Foreign-Trade Zone. FTZ activation remains subject to customary approvals and is not yet complete. The anticipated benefits of duty deferral, improved inventory management, and cost efficiencies are therefore not yet realized and may be delayed or may not materialize to the extent expected. This related-party relationship creates dependence on the affiliate's operational performance, capacity, and continued willingness to provide services on acceptable terms. We are dependent in part on the successful ramp and utilization of this affiliated manufacturing capacity. Any disruption in that relationship or under-performance by the affiliate could adversely affect our ability to deliver product and execute our business plan.

Our business and reputation could be harmed by certain events that occurred prior to our acquisition of the assets of Rad Power Bikes.

We acquired the Rad Power Bikes brand out of a Chapter 11 proceeding pursuant to the court-approved §363 free-and-clear sale of the core assets and was the subject of a pre-acquisition CPSC safety warning concerning certain battery models. Although the assets were acquired free and clear of all liens, claims, encumbrances, and interests other than permitted exceptions (we assumed only gift cards and certain warranty liabilities expressly identified in the Asset Purchase Agreement and Bankruptcy Court Sale Order), residual reputation risk and the need to rebuild customer and dealer confidence remain. Our ability to restore and grow the brand will depend on successful quality improvements, customer support programs, and market acceptance of products assembled under the new ownership structure and if we are unable to do so our business could be adversely affected.

Risks Related to the Offering

The Company's Concurrent Reg D Offering may result in additional dilution to Investors in this Offering.

The Company is concurrently conducting an offering of its common stock pursuant to Regulation D Rule 506(c) of the Securities Act of 1933, as amended ("Regulation D"). The Company is offering up to $15,000,000 of securities pursuant to the Regulation D offering ("Reg D Offering") on terms substantially similar to the terms in this Offering, including the potential issuance of Bonus Shares. The Reg D Offering is separate from, and is being conducted concurrently with, this Offering.

The issuance of Common Stock pursuant to the Reg D Offering will increase the number of shares of the Company's common stock outstanding and will correspondingly reduce the percentage ownership represented by each Share held by investors in this Offering. Accordingly, investors purchasing Shares in this Offering may experience dilution of their percentage ownership and depending upon the Company's future financial performance, the economic value attributable to their investment.

The amount of dilution experienced by Investors in this Offering will depend upon the amount of securities ultimately sold in the Reg D Offering.

The Company may also conduct additional offerings of securities in the future, including offerings pursuant to Regulation Crowdfunding, Regulation D, Regulation A, or other available exemptions from registration, or may issue shares upon the exercise, conversion or settlement of outstanding options, warrants or convertible securities. Any such issuance could result in further dilution to investors in this Offering.

Investors should therefore consider the potential dilution resulting from the concurrent Reg D Offering, as well as the potential for additional future issuances of securities, when evaluating an investment in the securities offered hereby.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closure of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will be restricted from resale under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a near term public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment decisions of the Company. To safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the officers and directors to conduct and manage the business affairs of the Company. Additionally, Investors have granted a proxy to the Chairman of the Company to vote on their behalf with respect to any and all matters brought to the Company's stockholders for a vote, and as a result Investors in this Offering have no ability to affect the direction and decisions of the Company and its business prior to the completion of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, holders of our shares of Common Stock will only receive distributions once all the creditors and more senior security holders have been paid in full. Holders of shares of Common Stock cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	10,000 shares
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	205,553,933 shares
Maximum Amount of the Securities Offered	5,000,000 shares
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)*	210,543,933 shares
Price Per Security	$1.00 per share
Minimum Individual Purchase Amount	$250.00
Offering Deadline	November 30, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

* Share amounts outstanding after the Offering do not include: (i) the potential issuance of bonus shares that may be issued to purchasers in this Offering, (ii) up to 19,456,067 shares of Common Stock issuable upon the exercise of outstanding stock options; (iii) up to 25,000,000 shares of Common Stock that may be issued pursuant to the Company's Stock Plan; and (iv) up to 15,000,000 cash shares that may be issued in the Reg D Offering described herein, plus any bonus shares issued in the Reg D Offering. Bonus shares therefore sit on top of the 5,000,000 cash shares offered; they are additional Common Stock and are not deducted from the $5,000,000 cash ceiling. Gift cards are not shares.

The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Rad Life Mobility, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the dollar amount of the Shares sold through the Offering, a $5,000 up-front fee and reimbursement for escrow costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, materials or otherwise, occurring after closing, will only impact investments which have not yet closed. On September 28, 2026, the Company reached the Target Offering Amount in connection with an initial closing in which it sold 48,000 shares of Common Stock for gross proceeds of $48,000, plus the issuance of 24,000 bonus shares, for an aggregate issuance of 72,000 shares.

7. What is the purpose of this offering?

If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee (1)	4.90%	$490.00	4.90%	$245,000
Inventory Procurement (2)	--	$0.00	60.0%	$3,000,000
Sales and Marketing (3)	--	$0.00	20.0%	$1,000,000
Working Capital and General Corporate Purposes (4)	95.10%	$9,510.00	15.10%	$755,000
Total	**100%**	**$10,000.00**	**100%**	**$5,000,000.00**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company. The table above is the intended use of proceeds from this Offering only. Proceeds of the concurrent Reg D Offering, if any, are intended for the acquisition of additional inventory and are in addition to the amounts in the table above. This Offering Statement and the subscription documents related hereto cover this Offering only. Non-accredited investors in this Offering remain subject to the investment limits in Rule 100(a)(2). The Reg D Offering is separate and apart from this Offering with separate offering and subscription documents only available to "accredited" investors, as such term is defined by the Securities Act of 1933, as amended.

(1) We have engaged PicMii to serve as the funding portal in connection with the Offering. PicMii will be paid 4.9% of all amounts raised in this Offering.

(2) We intend to use a substantial portion of the proceeds to purchase e-bike units, component parts, and accessories. This includes deposits to manufacturers, bulk inventory purchases, and shipping and logistics costs.

(3) We plan to invest in digital advertising, including social media and search engine marketing, as well as influencer partnerships, brand development, and content creation to increase brand awareness and drive customer acquisition.

(4) Remaining proceeds will be used for general operating expenses, including payroll, warehousing and fulfillment costs, technology development, legal and regulatory expenses (including costs associated with pending or future litigation), professional fees, and other administrative expenses.

Concurrent Regulation D Rule 506 Offering

The Company is concurrently conducting a separate offering of securities pursuant to Regulation D Rule 506(c) of the Securities Act of 1933, as amended ("Reg D Offering"). The Company may raise up to $15,000,000 pursuant to the Reg D Offering.

The Company's concurrent Reg D Offering may result in the issuance of additional securities and may affect the capitalization, ownership percentages and potential dilution applicable to investors participating in this Offering.

The Company is offering up to 15,000,000 Shares at $1.00 per Share in the Reg D Offering, on substantially the same terms as set forth herein, including the issuance of bonus shares and investor benefits as described herein.

The Company intends to use the proceeds from the Reg D Offering for the continued acquisition of inventory.

9. How will the issuer complete the transaction and deliver securities to the investors?

The Company’s transfer agent, Nevada Agency and Transfer Company will issue digital Securities in the investor’s name (a paper certificate will not be printed), will maintain the shareholder list of Securities and will manage the Securities ownership list and the issuance and transfers of Securities electronically.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason, until 48 hours prior to the deadline identified in the offering. PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering, and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have yet to be closed. On September 28, 2026, the Company reached the Target Offering Amount in connection with an initial closing in which it sold 48,000 shares of Common Stock for gross proceeds of $48,000, plus the issuance of 24,000 bonus shares, for an aggregate issuance of 72,000 shares.

12. Describe the terms of the securities being offered.

Up to 5,000,000 Shares of Common Stock at $1.00 per share with a minimum target amount of $10,000 (10,000 Shares)

Offering Minimum: $10,000 | 10,000 shares of Common Stock
Offering Maximum: $5,000,000 | 5,000,000 shares of Common Stock (does not include the issuance of potential Bonus Shares which cannot be calculated at this time)
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00 per Share
Minimum Investment Amount (per investor): $250.00

Voting Proxy. Each Subscriber shall appoint the Executive Chairman of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten by the public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

DESCRIPTION OF SECURITIES

General

The total authorized number of shares of Common Stock that may be issued by the Company is five hundred million (500,000,000) shares of Common Stock, with a par value of $0.001 per share.

The total authorized number of shares of preferred stock that may be issued by the Company is one hundred million (100,000,000) shares of preferred stock with a par value of $0.001 per share.

As of September 30, 2026, there were 205,615,933 shares of our Common Stock issued and outstanding of which 196,500,000 are held by Life Electric Vehicles Holdings Inc., our majority shareholder, and zero shares of preferred stock outstanding.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of Common Stock have no preferences or rights of

cumulative voting, conversion, or pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. In the event of any liquidation, dissolution or winding up of our affairs, holders of Common Stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any. As of September 30, we had 205,615,933 shares of Common Stock issued and outstanding.

Preferred Stock

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 100,000,000 shares of preferred stock. Our Board of Directors has the authority, without further stockholder authorization, to issue from time-to-time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of Common Stock, could adversely affect the rights and powers, including voting rights, of the Common Stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal. As of the date of this Offering Statement, there were no shares of Preferred Stock issued or outstanding.

Additional Terms of the Offering – Bonus Shares and Investor Benefits

In addition to the Common Stock purchased at $1.00 per share, certain investors may receive bonus shares and non-securities benefits as follows (which may also be issued in the Reg D Offering):

Time-Based Bonus Shares (applied at the time of investment commitment):

- Investors who complete their investment on or prior to October 31, 2026 may receive 20% bonus shares. Investors who complete their investment after October 31, 2026 through the November 30, 2026 Offering Deadline receive no time-based bonus. Only one time-based bonus applies to each investment. Percentages are calculated on cash shares purchased at $1.00.

Eligibility Bonus Shares (applied after the offering closes):

- Existing registered owners of Rad Power Bikes and existing shareholders of Life Electric Vehicles Holdings, Inc. (holding a minimum of 2,500 shares) may be eligible to receive 30% additional shares, subject to the terms and conditions of this Offering.

The Eligibility Bonus is in addition to any applicable Time-Based Bonus. An investor who qualifies for both programs may receive both the applicable Time-Based Bonus and the 30% Eligibility Bonus. However, the 30% Eligibility Bonus is limited to one award per investor and is not increased if an investor qualifies as both an existing registered Rad Power Bikes owner and an existing shareholder of Life Electric Vehicles Holdings, Inc. Stacking is capped at 50% of cash shares. Example: $1,000 invested on or prior to October 31, 2026 plus one Eligibility Bonus = 1,000 + 200 + 300 = 1,500 shares.

Eligibility will be verified by the Company and the intermediary based on records available at the time of investment or closing. Bonus shares will consist of shares of Common Stock having the same rights, preferences, and restrictions (including the irrevocable voting proxy granted to the Chairman) as the shares purchased for cash. The issuance of bonus shares will result in additional dilution to investors who do not receive bonus shares. Bonus shares sit on top of the 5,000,000 cash shares and the $5,000,000 cash ceiling offered in this Form C. They are not deducted from that ceiling. Gift cards are not shares and do not count against that ceiling.

Non-Securities Investor Benefits (issued after closing; a single investment is required to qualify; investors using a self-directed IRA may not receive non-bonus-share benefits):

- $2,500 - $4,999 investment → $100 gift card
- $5,000 - $9,999 investment → $300 gift card
- $10,000 - $24,999 investment → $1,000 gift card

In addition to the foregoing, for every $25,000 of shares of Common Stock (25,000 shares) purchased by an investor in this Offering, such investor shall receive a $3,000 gift card. For example, if an investor purchases $100,000 of shares of Common Stock (100,000 shares) in this Offering, such investor will be entitled to receive four $3,000 gift cards for an aggregate of $12,000 worth of gift cards. Gift cards are not securities. If this Offering is fully subscribed in $25,000 increments, gift card obligations could reach approximately $600,000. Additionally, if the Reg D Offering is fully subscribed in $25,000 increments, gift-card obligations could reach approximately $1,800,000 in connection with that offering.

Fractional bonus shares will be rounded up. The Company reserves the right to modify or terminate the bonus share and benefit programs, subject to the material-change reconfirmation requirements of Regulation Crowdfunding.

Nevada Anti-Takeover Statutes

The following provisions of the Nevada Revised Statutes ("NRS") could, if applicable, have the effect of discouraging takeovers of our Company.

Transactions with Interested Stockholders. The NRS prohibits a publicly traded Nevada corporation from engaging in any business combination with an interested stockholder for a period of three (3) years following the date that the stockholder became an interested stockholder unless, prior to that date, the Board of Directors of the Company approved either the business combination itself or the transaction that resulted in the stockholder becoming an interested stockholder.

An "interested stockholder" is defined as any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of the Company and any entity or person affiliated with, controlling, or controlled by any of these entities or persons. The definition of "business combination" is sufficiently broad to cover virtually any type of transaction that would allow a potential acquirer to use the Company's assets to finance the acquisition or otherwise benefit its own interests rather than the interests of the Company and its stockholders.

In addition, business combinations that are not approved and therefore take place after the three year waiting period may also be prohibited unless approved by the Board of Directors and stockholders or the price to be paid by the interested stockholder is equal to the highest of (i) the highest price per share paid by the interested stockholder within the three (3) years immediately preceding the date of the announcement of the business combination or in the transaction in which he or she became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the business combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Acquisition of a Controlling Interest. The NRS contains provisions governing the acquisition of a "controlling interest" and provides generally that any person that acquires 20% or more of the outstanding

voting shares of an “issuing corporation,” defined as Nevada corporation that has 200 or more stockholders at least 100 of whom are Nevada residents (as set forth in the Company’s stock ledger); and does business in Nevada directly or through an affiliated corporation, may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholder of the Company elects to restore such voting rights in whole or in part.

The statute focuses on the acquisition of a “controlling interest” defined as the ownership of outstanding shares sufficient, but for the control share law, to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more, but less than one-third; (ii) one-third or more, but less than a majority; or (iii) a majority or more of the voting power of the Company in the election of directors.

The question of whether or not to confer voting rights may only be considered once by the stockholders and once a decision is made, it cannot be revisited. In addition, unless a corporation’s articles of incorporation or bylaws provide otherwise (i) acquired voting securities are redeemable in whole or in part by the issuing corporation at the average price paid for the securities within 30 days if the acquiring person has not given a timely information statement to the issuing corporation or if the stockholders vote not to grant voting rights to the acquiring person’s securities; and (ii) if voting rights are granted to the acquiring person, then any stockholder who voted against the grant of voting rights may demand purchase from the issuing corporation, at fair value, of all or any portion of their securities.

The provisions of this section do not apply to acquisitions made pursuant to the laws of descent and distribution, the enforcement of a judgment, or the satisfaction of a security interest, or acquisitions made in connection with certain mergers or reorganizations.

Transfer Agent and Registrar

Our transfer agent is Nevada Agency and Transfer Company, 50 W Liberty St. # 880, Reno, NV 89501, (775) 322-0626.

Dividend Policy

Any determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements and other factors that our Board deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends. At this time, we do not anticipate paying any future dividends.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by November 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. On September 28, 2026, the Company reached the Target Offering Amount in connection with an initial closing in which it sold 48,000 shares of Common Stock for gross proceeds of $48,000, plus the issuance of 24,000 bonus shares, for an aggregate issuance of 72,000 shares.

13. Do the securities offered have voting rights?

Common Stock in the Company does have voting rights, however in the subscription agreement, the Investor is granting their voting rights to the Chairman through proxy. Therefore, the Investor should

understand that they are not entitled to vote because of the execution of the subscription agreement and the purchase of securities in the Company:

Voting Proxy. Each Subscriber shall appoint the Executive Chairman of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment, underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

Yes. Although the securities possess voting rights, each investor is required under the Subscription Agreement to grant the Chairman an irrevocable proxy to exercise those voting rights, subject to the terms and termination provisions described in Question 13.

15. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you, and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive

relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved/Subject to Vesting	Convertible Note/SAFEs	Voting Rights
Common Stock	500,000,000	205,615,933	44,456,067	N/A	Yes
Preferred Stock	100,000,000	-0-	N/A	N/A	No

As of September 30, 2026, 205,615,933 shares of Common Stock are issued and outstanding. Life Electric Vehicles Holdings, Inc. beneficially owns 196,500,000 of those shares (95.6%).

The Company currently has options to acquire up to 19,456,067 shares of Common Stock (“Options”) outstanding at an exercise price of $0.10 per share, exercisable for a period of seven (7) years (March 15, 2033). The Options vest over a two-year period commencing in March 2026.

An additional 25,000,000 shares of Common Stock are reserved for issuance under the Company’s 2026 Stock Plan (“**Stock Plan**”). None of the shares issuable pursuant to the Stock Plan have been issued as of the date of this Offering Statement. As shares in the Stock Plan are issued and vest, the ownership percentage of investors who purchase shares in this Offering will be diluted. The Company may increase the number of shares available for issuance pursuant to the Stock Plan and/or adopt new stock option plans in the future that could result in additional dilution to all shareholders of the Company, including the Investors in this Offering. See “Risk Factors” and “Dilution” sections for additional discussion.

Concurrent Regulation D Rule 506 Offering

The Company is concurrently conducting a separate offering of securities pursuant to Regulation D Rule 506(c) of the Securities Act of 1933, as amended (“Reg D Offering”). The Company may raise up to $15,000,000 pursuant to the Reg D Offering.

The Company's concurrent Reg D Offering may result in the issuance of additional securities and may affect the capitalization, ownership percentages and potential dilution applicable to investors participating in this Offering.

The Company is offering up to 15,000,000 Shares at $1.00 per Share in the Reg D Offering, on substantially the same terms as set forth herein, including the issuance of bonus shares and investor benefits as described herein.

If all 5,000,000 cash shares offered in this Offering are sold to investors, Life EV’s percentage ownership would be approximately 93.3% before the issuance of bonus shares, option exercises or the exercise of options that may be issued under the Stock Plan. Additionally, if all 15,000,000 shares offered in the Reg D Offering are sold, Life EV’s percentage ownership would be approximately 87.1% before the issuance of bonus shares, option exercises or the exercise of options that may be issued under the Stock Plan.

Related-Party Transactions

Life Electric Vehicles Holdings, Inc., the majority stockholder of the Company, received an aggregate of 196,500,000 shares of Common Stock in consideration for assuming responsibility for a $12,000,000.00 note and for the performance of that note (satisfied via LFEV equity). These transactions are related-party transactions under Rule 201(r).

Options, Warrants and Other Rights

17. How could the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The Company currently has options to acquire up to 19,456,067 shares of Common Stock ("Options") outstanding at an exercise price of $0.10 per share, exercisable for a period of seven (7) years (March 15, 2033). The Options vest over a two-year period commencing in March 2026.

In addition, the Company has reserved 25,000,000 shares of Common Stock for issuance under the Company's Stock Plan. None of the shares available for issuance pursuant to the Stock Plan have been issued as of the date of this Offering Statement. As shares in the Stock Plan are issued and vest, the ownership percentage of Investors who purchase shares in this Offering will be diluted. Further, certain Investors in this Offering may receive bonus shares under the time-based and eligibility-based bonus programs described in this Form C, which will result in additional dilution to Investors who do not qualify for bonus shares. The Company may increase the number of shares available for issuance pursuant to the Stock Plan and/or adopt new stock option plans in the future that could result in additional dilution to all shareholders of the Company, including the Investors in this Offering. See "Risk Factors" and "Dilution" sections for additional discussion.

Additional Dilution from Bonus Shares.

In addition to the issuance of up to 19,456,067 shares of Common Stock issuable upon the exercise of the Options and the 25,000,000 shares of common stock reserved under the Company's 2026 Stock Plan, certain Investors in this Offering may receive time-based or eligibility-based bonus shares in connection with their investment in this Offering (including the possibility of stacking both types of bonuses for a maximum of 50% bonus shares). The issuance of those bonus shares will result in additional dilution to Investors who do not qualify for bonus shares. See "Additional Terms of the Offering – Bonus Shares and Investor Benefits" for the full description of the bonus programs. The 50% maximum is measured on cash shares purchased at $1.00. Example: $1,000 invested on or prior to October 31, 2026 plus one Eligibility Bonus = 1,000 + 200 + 300 = 1,500 shares. Bonus shares do not reduce the 5,000,000 cash shares or the $5,000,000 cash ceiling.

Additional Dilution Concurrent Regulation D Rule 506 Offering

The Company is concurrently conducting a separate offering of securities pursuant to Regulation D Rule 506(c) of the Securities Act of 1933, as amended ("Reg D Offering"). The Company may raise up to $15,000,000 pursuant to the Reg D Offering.

The Company's concurrent Reg D Offering may result in the issuance of additional securities and may affect the capitalization, ownership percentages and potential dilution applicable to investors participating in this Offering.

The Company is offering up to 15,000,000 Shares at $1.00 per Share in the Reg D Offering, on substantially the same terms as set forth herein, including the issuance of bonus shares and investor benefits as described herein.

If the Regulation Crowdfunding offering sells the full 5,000,000 cash shares and the concurrent Reg D Offering sells the full 15,000,000 cash shares, outstanding Common Stock would increase from 205,543,933 shares (pre-offering amount outstanding) to 225,543,933 shares before bonus shares, option exercises, or Stock Plan issuances. If the same bonus programs described herein are applied to both offerings and every purchaser received the 50% maximum stack, those two offerings could issue up to 10,000,000 additional bonus shares (2,500,000 from this Offering and 7,500,000 from the Reg D Offering). Actual dilution will depend on how many securities are sold in each offering and which purchasers receive bonus shares.

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No. Common Stock has voting rights and there is no Preferred Stock issued or outstanding as of the date hereof. The Company has authorized shares of Preferred Stock that may be issued in the future and in connection with any such issuance could have rights and preferences that are superior to those of the holders of Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the Company may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, issue shares of Preferred Stock that have rights and preferences superior to those of the Common Stockholders or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $205,543,933 pre-money valuation, excluding reserved options.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the assets have increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

The $205,543,933 pre-money valuation was determined solely by the Company’s management based on its assessment of the acquired brand assets, customer data, multi-brand platform, market opportunity, and growth prospects. No independent valuation, appraisal, or fairness opinion was obtained.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The Company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. Life Electric Vehicles Holdings, Inc. owns approximately 95.6% of the Company’s issued and outstanding shares of the Company’s Common Stock and effectively has voting control over all major decisions. As a minority owner, you may be out voted on issues that impact your investment, such as, among other things: (a) effecting any merger, acquisition, sale or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation of any debt security; or (d) the liquidation, dissolution or winding up of the Company. Additionally, all Investors in this Offering have granted the Chairman of the Company the right to vote their shares through proxy, effectively leaving Investors in this Offering with no voting rights.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the Company's Common Stock will dilute the ownership of the crowdfunding investors. As a result, if the Company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the Company's Common Stock, if there is a market price, could decline because of the additional issuances of securities. If the Company repurchases securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the value of our securities would decline. A sale of the Company or of all the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, sales will result in a premium that is significant enough over book value to generate a return for our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material Pending Litigation and Ordinary Course Proceedings:

The Company and its affiliates are subject to litigation in the ordinary course of business and, like other companies in our industry, are from time to time involved in various legal proceedings and claims, including the matters described below. Litigation is inherently time-consuming and expensive, and the outcome of any litigation or other legal proceeding is inherently unpredictable and uncertain. We cannot predict the outcome of any pending or future litigation or legal proceeding with any degree of certainty. Any litigation or other legal proceeding could result in substantial costs and divert management’s attention from our business. If any such litigation or proceeding results in a judgment against us or requires us to expend significant resources, the judgment or expenditures could be material and could have a material adverse effect on our financial condition, results of operations and cash flows. Because of the unpredictable nature of litigation and the uncertainties inherent in legal proceedings, no results can be assured with any degree of assurance, and investors should not assume that any pending matter will be resolved favorably or without material cost or impact.

The Company and affiliates are parties to BDC & Associates, LLC Defined Benefit Plan a/a/o Bryan Cohen v. Life Electric Vehicles Holdings, Inc. and Rad Life Mobility, Inc. (Broward County, Florida Circuit Court): a declaratory judgment action in which the plaintiff seeks a declaration that it is entitled to approximately 4% of the equity of Rad Life Mobility, Inc. under the conversion provisions of a Senior Secured Convertible Promissory Note. The Company and its parent, Life Electric Vehicles Holdings, contend the correct conversion percentage is 0.4% and intend to vigorously defend this claim. In addition, Life Electric Vehicles Holdings, has internally agreed that in the event plaintiff is awarded more than 0.4%, or 822,176 shares of the Company’s common stock that BDC & Associates, LLC currently owns, that it will return to the Company for cancellation such portion of its shares of Common Stock of the Company required to be issued to plaintiff, which the Company will then use to issue to plaintiff. This arrangement is expected to result in no additional dilution to other shareholders of the Company. The Company plans to assert affirmative defenses, counterclaims, third-party claims, and potentially independent actions as

appropriate, but believes that none of these matters is expected to have a material adverse effect on its financial condition or operations.

24. Describe the material terms of any indebtedness of the issuer:

In connection with the Company's acquisition of certain assets of QuietKat, LLC, the Company agreed to pay a portion of the purchase price over time. The unpaid balance is reflected on the Company's balance sheet as a deferred purchase price liability and represents a contractual obligation of the Company. This obligation arose as consideration for the asset acquisition and was not incurred as a traditional bank loan or financing arrangement.

25. What other exempt offerings has the Company conducted within the past three years?

The Company has not conducted any other exempt offerings over the previous three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated based on voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing people.**

The Company receives manufacturing, assembly, and logistics services from LEV Manufacturing, Inc., an affiliated entity in which the Company’s majority shareholder, Life Electric Vehicles Holdings, Inc., holds approximately a 40% equity interest in. These services support the Company’s multi-brand platform and the transition to U.S.-based final assembly. The relationship is a related-party arrangement. The Company believes the terms are consistent with the operational needs of the platform; however, as with any related-party relationship, conflicts of interest could arise, and the Company is dependent in part on the affiliate’s performance and capacity.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

The Company was incorporated on February 9, 2026. Although recently formed, Rad Life Mobility, Inc. was established to acquire, integrate, and operate established electric bicycle brands and related assets. Rad Life is a majority-owned subsidiary of Life Electric Vehicles Holdings, Inc. ("Life EV"), which owns 196,500,000 shares, or 95.6% of the Company's issued and outstanding shares of Common Stock. Rad Life serves as the customer-facing sales, marketing, retail, e-commerce, customer support, and distribution platform for the Rad Power, QuietKat and Serial 1 brands. Manufacturing and assembly services are currently provided by affiliated company LEV Manufacturing, Inc.

Pursuant to an Asset Purchase Agreement dated January 22, 2026 (assigned to the Company) and a Bankruptcy Court Sale Order dated January 30, 2026 (Case No. 25-02182-WLH11), the Company completed the Rad asset acquisition on February 27, 2026. The assets were acquired free and clear of all liens, claims, encumbrances, and interests other than permitted exceptions. The Company assumed only gift cards and certain warranty liabilities expressly identified in the Asset Purchase Agreement and Bankruptcy Court Sale Order (vendor cure costs were discretionary); no other liabilities or successor liability were assumed.

On June 26, 2026, the Company also acquired specified U.S. inventory, intellectual property, and other designated assets of QuietKat, LLC pursuant to an Asset Purchase Agreement, assuming only the limited liabilities expressly identified in that agreement. Integration of the QuietKat assets into the Company's operations is ongoing.

Through these acquisitions, the Company has acquired significant intellectual property, recognized brand assets, inventory, customer relationships, digital infrastructure, and other strategic assets that management believes provide a strong foundation for its long-term growth strategy. The Company continues to integrate these acquired assets as it expands its multi-brand electric mobility platform. The Company's ability to successfully integrate the Rad assets, QuietKat brand, and Serial 1 exclusive-reseller relationship, and to realize the expected benefits of affiliated manufacturing capacity (including planned FTZ activation), is subject to the material risks described under "Risk Factors," including integration execution, brand-reputation recovery, manufacturing ramp, and related-party dependence risks.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Operations

From inception through June 30, 2026, the Company generated $7,000,756 in revenue with a gross profit of $3,060,889, reflecting a gross profit margin of approximately 43.7%. However, operating expenses totaled $5,112,514, driven primarily by salaries $2,463,927, rent expense of $1,213,544, general and administrative expense of $279,009 and insurance, software and professional fees of $976,876. As a result, the Company reported an operating loss and net loss of $2,051,625 for the period ended June 30, 2026. We believe that our results of operations for the period from inception through June 30, 2026 indicates that our business is in an early scaling phase, prioritizing infrastructure, staffing, and operational buildout ahead of profitability.

Liquidity and Capital Resources

We had $12,754,218 in total current assets as of June 30, 2026, consisting of $599,355 of cash and cash equivalents, accounts receivable of $815,920, inventory of $10,969,520 and prepaid expenses of $369,423. During our initial startup stage we deployed significant capital towards upfront investments in product and sales growth.

In connection with the acquisition of the Rad Power assets, QuietKat assets and the rollout of the Serial 1 brand, we believe we will continue to have material capital expenditures and face long-term cash needs. We anticipate that our capital requirements will be satisfied through cash generated from the sale of our products and through the issuance of our debt and/or equity securities until such time as our cash flows from operations are sufficient to satisfy our cash needs, however, we cannot provide any such assurances.

For additional information on the Company's financials, please see Exhibit A.

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    i. **In connection with the purchase or sale of securities?**
    ii. **Involving the making of any false filing with the commission?**
    iii. **Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    i. **In connection with the purchase or sale of any security?**
    ii. **Involving the making of any false filing with the Commission?**
    iii. **Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    i. **At the time of the filing this offering statement bars the person from:**
        1. **Association with an entity regulated by such commission, authority, agency or officer?**
        2. **Engaging in business of securities, insurance, or banking?**
        3. **Engaging in savings association or credit union activities?**
    ii. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    i. **Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?**
    ii. **Places limitations on the activities, functions or operations of such person?**

iii. **Bars such person from being associated with any entity or from participating in the offering of any penny stock?**
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. **Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?**
   ii. **Section 5 of the Securities Act?**
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

   Rad Life Mobility, Inc. answers 'NO' to all the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this Offering:

Audited Financial Statements: Exhibit A
Campaign Page: Exhibit B
Subscription Agreement: Exhibit C
Articles of Incorporation: Exhibit D
Bylaws: Exhibit E

Exhibit A

Audited Financial Statements

Exhibit B

Campaign Page

Exhibit C

Subscription Agreement

Exhibit D

Articles of Incorporation

Exhibit E

Bylaws

No Org chart will be provided.